Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratios of earnings to fixed charges for the periods presented (in thousands, except ratio):

	Thirty-nine weeks ended		Fiscal years ended
	October 27, 2012	October 29, 2011	January 28, 2012	January 29, 2011	January 30, 2010	January 31, 2009	February 2, 2008
EARNINGS:
Pre-tax (loss) income from continuing operations	$(94,690)	$(91,294)	$(14,147)	$22,847	$(12,086)	$(106,837)	$17,507
Fixed charges	83,928	99,171	128,448	142,004	129,901	128,864	138,424
Amortization of capitalized interest	226	236	314	275	217	163	144
Capitalized interest	(174)	(156)	(193)	(381)	(196)	(410)	(257)
Total Earnings	$(10,710)	$7,957	$114,422	$164,745	$117,836	$21,780	$155,818

FIXED CHARGES:
Interest costs (1)	$57,004	$65,392	$84,739	$103,320	$93,412	$94,031	$104,235
Amortization of debt expense and discount on indebtedness (2)	5,815	12,219	14,917	9,362	5,592	4,226	4,187
Estimate of interest component of rental expense (3)	21,109	21,560	28,792	29,322	30,897	30,607	30,002
Total Fixed Charges	$83,928	$99,171	$128,448	$142,004	$129,901	$128,864	$138,424

RATIO OF EARNINGS TO FIXED CHARGES (4)	—	—	—	1.16x	—	—	1.13x

(1)	Represents interest expensed or capitalized and payments to extinguish certain indebtedness.

(2)	Includes the write-off of capitalized fees in conjunction with the extinguishment of certain indebtedness.

(3)	One-third of rental expense was determined to be a reasonable approximation of the estimate of interest component of rental expense.

(4)

In order to achieve a ratio of 1.00, additional income before taxes of $94,638 and $91,214 would be required for the thirty-nine weeks ended October 27, 2012 and October 29, 2011, respectively, and $14,026, $12,065 and $107,084 would be required for fiscal years ended January 28, 2012, January 30, 2010 and January 31, 2009, respectively.